BKD LLP
CPAs & Advisors

1801 California Street, Suite 2900 // Denver, CO 80202-2606
303.861.4545 // fax 303.832.5705 // bkd.com

Report of Independent Registered Public Accounting Firm

To the Members
Q Advisors LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Q Advisors LLC (the Company) as of December 31, 2015, and the related statements of income, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements Under Rule 15c3-3, Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act as of December 31, 2015 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

Denver, Colorado
February 26, 2016

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